FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2021

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Press Release dated on October 7, 2021.

Item 1

October 7, 2021

The United States

Securities and Exchange Commission

Washington D. C. 20549

United States of America

Attn.: Filing Desk

Dear Sirs,

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

On behalf of the Company, I am enclosing for filing, a copy of Company's Report on Form 6-K dated October 7, 2021 in connection with press release issued by Moody’s Investors Service. We enclose herewith a copy of Press release dated October 6, 2021 as forwarded to Indian stock exchanges in this regard.

This is for your reference and records.

Yours faithfully,

For ICICI Bank Limited

/s/  Vivek Ranjan

Vivek Ranjan

Chief Manager

Encl: As above

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Rating Action: Moody's affirms ratings and changes outlook to stable on 9

Indian banks, following sovereign rating action

06 Oct 2021

Singapore, October 06, 2021 -- Moody's Investors Service ("Moody's") has taken rating actions on the following

9 Indian banks:

(1) Axis Bank Ltd (Axis)

(2) Bank of Baroda (BOB),

(3) Canara Bank (Canara),

(4) Export-Import Bank of India (EXIM India),

(5) HDFC Bank Limited (HDFC Bank),

(6) ICICI Bank Limited (ICICI)

(7) Punjab National Bank (PNB),

(8) State Bank of India (SBI)

(9) Union Bank of India (Union Bank).

Moody's has affirmed the long-term local and foreign current deposit ratings of Axis, HDFC Bank, ICICI and SBI at Baa3, and the long-term issuer rating of EXIM India at Baa3. At the same time, their rating outlooks have been changed to stable from negative.

This rating action is driven by Moody's recent affirmation of the Indian government's Baa3 issuer rating and change in outlook to stable from negative.

Moody's has also affirmed the Ba1 long-term local and foreign currency deposit ratings of BOB, Canara, PNB and Union Bank, as well as their b1 BCAs. Their rating outlooks has been changed to stable from negative.

Stabilization in asset quality and improved capital are the main drivers of this rating action.

Please click on this link https://www.moodys.com/viewresearchdoc.aspx?docid=PBC_ARFTL455757 for the List of Affected Credit Ratings. This list is an integral part of this Press Release and identifies each affected issuer.

RATINGS RATIONALE

AFFIRMATION AND CHANGE IN OUTLOOK OF AXIS, EXIM INDIA, HDFC BANK, ICICI AND SBI

The affirmation of Axis, ICICI, HDFC Bank and SBI's deposit ratings and EXIM India's issuer ratings of Baa3 and change in outlook to stable follows the change in outlook on the sovereign rating to stable. The previous negative outlook on the sovereign rating drove the negative outlook on these banks, because of strong linkages to the sovereign credit profile.

AFFIRMATION AND CHANGE IN OUTLOOK OF BOB, CANARA, PNB AND UNION BANK'S RATINGS

The affirmation of BOB, Canara, PNB and Union Bank's ratings and BCAs, and change in outlook to stable from negative, reflect the fact that despite the significant economic challenges since the onset of the pandemic, their asset quality has only deteriorated modestly while capital has improved.

Corporate asset quality has improved as legacy issues have been resolved while deterioration in retail asset quality was relatively moderate. Asset quality will further improve if economic activity continues to normalize.

The core equity Tier 1 (CET1) ratios of these four banks were higher at end June 2021 compared to March 2020. Capital increased as all four raised equity from capital markets. The ability to access equity capital markets is a key credit positive as it reduces the dependence on the government for capital.

Profitability will improve over the next 12-18 months as credit costs will decline in line with a lower nonperforming loans (NPL) formation rate.

Funding and liquidity remain the strongest parts of their credit profiles, as reflected in high share of retail deposits and low cost of funding.

Moody's continues to assume a very high level of government support in their ratings, leading to an unchanged three notch uplift in their deposit ratings. These four banks rank among the seven biggest banks in India, with deposit market shares ranging between 6-7%. Their systemic importance is further enhanced by the strong links to the government.

FACTORS THAT COULD LEAD TO AN UPGRADE OR DOWNGRADE OF THE RATINGS WHAT COULD CHANGE THE RATING UP

Axis, EXIM India, HDFC Bank, ICICI and SBI

An upgrade EXIM India's issuer and Axis, HDFC Bank, ICICI and SBI's long term deposit ratings is unlikely as they are at the same level as the sovereign rating.

BOB, Canara, PNB and Union Bank

BOB and PNB's BCAs could be upgraded if they are able to maintain net NPL formation rates below 1% of loans, demonstrating that structural underwriting weaknesses are being addressed.

Canara and Union Bank's BCAs could be upgraded if, in addition to improvement in asset quality, their CET1 ratio improves by 2 percentage points from current levels.

Their deposit ratings could be upgraded if their BCAs are upgraded.

WHAT COULD CHANGE THE RATING DOWN

Axis, EXIM India, HDFC Bank, ICICI and SBI

Moody's would downgrade their ratings if India's sovereign rating is downgraded. BOB, Canara, PNB and Union Bank

Their BCAs could be downgraded if asset quality deteriorates to such an extent that it leads to a lowering of capital.

Deposit ratings could be downgraded if their BCAs are downgraded.

The principal methodology used in these ratings was Banks Methodology published in July 2021 and available at https://www.moodys.com/researchdocumentcontentpage.aspx?docid=PBC_1269625 . Alternatively, please see the Rating Methodologies page on www.moodys.com for a copy of this methodology.

Axis Bank Ltd, headquartered in Mumbai, reported total assets of INR10.1 trillion as of 30 June 2021. Bank of Baroda, headquartered in Mumbai, reported total assets of INR11.2 trillion as of 30 June 2021. Canara Bank, headquartered in Bangalore, reported total assets of INR11.6 trillion as of 30 June 2021. Export Import Bank of India, headquartered in Mumbai, reported total assets of INR1.3 trillion as of 30 June 2021.

HDFC Bank Limited, headquartered in Mumbai, reported total assets of INR17.5 trillion as of 30 June 2021. ICICI Bank Limited, headquartered in Mumbai, reported total assets of INR12.2 trillion as of 30 June 2021. Punjab National Bank, headquartered in Delhi, reported total assets of INR12.5 trillion as of 30 June 2021.

Union Bank of India, headquartered in Mumbai, reported total assets of INR10.6 trillion as of 30 June 2021. State Bank of India, headquartered in Mumbai, reported total assets of INR45.6 trillion as of 30 June 2021. REGULATORY DISCLOSURES

The List of Affected Credit Ratings announced here are all solicited credit ratings. Additionally, the List of Affected Credit Ratings includes additional disclosures that vary with regard to some of the ratings. Please click on this link https://www.moodys.com/viewresearchdoc.aspx?docid=PBC_ARFTL455757 for the List of Affected Credit Ratings. This list is an integral part of this Press Release and provides, for each of the credit ratings covered, Moody's disclosures on the following items:

•	Rating Solicitation

•	Issuer Participation

•	Participation: Access to Management

•	Participation: Access to Internal Documents

•	Disclosure to Rated Entity

•	Endorsement

•	Lead Analyst

• Releasing Office

For further specification of Moody's key rating assumptions and sensitivity analysis, see the sections Methodology Assumptions and Sensitivity to Assumptions in the disclosure form. Moody's Rating Symbols and Definitions can be found at: https://www.moodys.com/researchdocumentcontentpage.aspx?docid=PBC_79004.

For ratings issued on a program, series, category/class of debt or security this announcement provides certain regulatory disclosures in relation to each rating of a subsequently issued bond or note of the same series, category/class of debt, security or pursuant to a program for which the ratings are derived exclusively from existing ratings in accordance with Moody's rating practices. For ratings issued on a support provider, this announcement provides certain regulatory disclosures in relation to the credit rating action on the support provider and in relation to each particular credit rating action for securities that derive their credit ratings from the support provider's credit rating. For provisional ratings, this announcement provides certain regulatory disclosures in relation to the provisional rating assigned, and in relation to a definitive rating that may be assigned subsequent to the final issuance of the debt, in each case where the transaction structure and terms have not changed prior to the assignment of the definitive rating in a manner that would have affected the rating. For further information please see the ratings tab on the issuer/entity page for the respective issuer on www.moodys.com.

For any affected securities or rated entities receiving direct credit support from the primary entity(ies) of this credit rating action, and whose ratings may change as a result of this credit rating action, the associated regulatory disclosures will be those of the guarantor entity. Exceptions to this approach exist for the following disclosures, if applicable to jurisdiction: Ancillary Services, Disclosure to rated entity, Disclosure from rated entity.

Regulatory disclosures contained in this press release apply to the credit rating and, if applicable, the related rating outlook or rating review.

Moody's general principles for assessing environmental, social and governance (ESG) risks in our credit analysis can be found at http://www.moodys.com/researchdocumentcontentpage.aspx?docid=PBC_1288435 ..

The below contact information is provided for information purposes only. Please see the ratings tab of the issuer page at www.moodys.com, for each of the ratings covered, Moody's disclosures on the lead rating analyst and the Moody's legal entity that has issued the ratings.

Please see www.moodys.com for any updates on changes to the lead rating analyst and to the Moody's legal entity that has issued the rating.

Please see the ratings tab on the issuer/entity page on www.moodys.com for additional regulatory disclosures for each credit rating.

Srikanth Vadlamani

VP - Senior Credit Officer

Financial Institutions Group

Moody's Investors Service Singapore Pte. Ltd.

50 Raffles Place #23-06

Singapore Land Tower

Singapore 48623

Singapore

JOURNALISTS: 852 3758 1350

Client Service: 852 3551 3077

Graeme Knowd

MD - Banking

Financial Institutions Group

JOURNALISTS: 852 3758 1350

Client Service: 852 3551 3077

Releasing Office:

Moody's Investors Service Singapore Pte. Ltd.

50 Raffles Place #23-06

Singapore Land Tower

Singapore 48623

Singapore

JOURNALISTS: 852 3758 1350

Client Service: 852 3551 3077

© 2021 Moody’s Corporation, Moody’s Investors Service, Inc., Moody’s Analytics, Inc. and/or their licensors and affiliates (collectively, “MOODY’S”). All rights reserved.

CREDIT RATINGS ISSUED BY MOODY'S CREDIT RATINGS AFFILIATES ARE THEIR CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES, AND MATERIALS, PRODUCTS, SERVICES AND INFORMATION PUBLISHED BY MOODY’S (COLLECTIVELY, “PUBLICATIONS”) MAY INCLUDE SUCH CURRENT OPINIONS. MOODY’S DEFINES CREDIT RISK AS THE RISK THAT AN ENTITY MAY NOT MEET ITS CONTRACTUAL FINANCIAL OBLIGATIONS AS THEY COME DUE AND ANY ESTIMATED FINANCIAL LOSS IN THE EVENT OF DEFAULT OR IMPAIRMENT. SEE APPLICABLE MOODY’S RATING SYMBOLS AND DEFINITIONS PUBLICATION FOR INFORMATION ON THE TYPES OF CONTRACTUAL FINANCIAL OBLIGATIONS ADDRESSED BY MOODY’S CREDIT RATINGS. CREDIT RATINGS DO NOT ADDRESS ANY OTHER RISK, INCLUDING BUT NOT LIMITED TO: LIQUIDITY RISK, MARKET VALUE RISK, OR PRICE VOLATILITY. CREDIT RATINGS, NON-CREDIT ASSESSMENTS (“ASSESSMENTS”), AND OTHER OPINIONS INCLUDED IN MOODY’S PUBLICATIONS ARE NOT STATEMENTS OF CURRENT OR HISTORICAL FACT. MOODY’S PUBLICATIONS MAY ALSO INCLUDE QUANTITATIVE MODEL-BASED ESTIMATES OF CREDIT RISK AND RELATED OPINIONS OR COMMENTARY PUBLISHED BY MOODY’S ANALYTICS, INC. AND/OR ITS AFFILIATES. MOODY’S CREDIT RATINGS, ASSESSMENTS, OTHER OPINIONS AND PUBLICATIONS DO NOT CONSTITUTE OR PROVIDE INVESTMENT OR FINANCIAL ADVICE, AND MOODY’S CREDIT RATINGS, ASSESSMENTS, OTHER OPINIONS AND PUBLICATIONS ARE NOT AND DO NOT PROVIDE RECOMMENDATIONS TO PURCHASE, SELL, OR HOLD PARTICULAR SECURITIES. MOODY’S CREDIT RATINGS, ASSESSMENTS, OTHER OPINIONS AND PUBLICATIONS DO NOT COMMENT ON THE SUITABILITY OF AN INVESTMENT FOR ANY PARTICULAR INVESTOR. MOODY’S ISSUES ITS CREDIT RATINGS, ASSESSMENTS AND OTHER OPINIONS AND PUBLISHES ITS PUBLICATIONS WITH THE EXPECTATION AND UNDERSTANDING THAT EACH INVESTOR WILL, WITH DUE CARE, MAKE ITS OWN STUDY AND EVALUATION OF EACH SECURITY THAT IS UNDER CONSIDERATION FOR PURCHASE, HOLDING, OR SALE.

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MJKK and MSFJ also maintain policies and procedures to address Japanese regulatory requirements.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	October 7, 2021	By:	/s/ Vivek Ranjan
			Name :	Mr. Vivek Ranjan
			Title :	Chief Manager